UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 5, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP BILLITON PLC and BHP BILLITON LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Andrew Mackenzie

2	Reason for the notification

a)	Position/status	PDMR (Chief Executive Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 73,527 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2014 Short Term Incentive Plan and 9,377 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments. (Note that none of Andrew Mackenzie’s 158,290 2011 Long Term Incentive Plan awards vested and all have lapsed).

2. The on-market sale of 44,279 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	82,904
		2	AUD 19.81	44,279

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-08-31 2. 2016-09-01

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Peter Beaven

2	Reason for the notification

a)	Position/status	PDMR (Chief Financial Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	1. The acquisition of 39,837 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2014 Short Term Incentive Plan, 5,081 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments and 13,159 ordinary shares in BHP Billiton Limited following the vesting of tranche one of the FY2014 Transitional GMC Awards. (Note that 6,482 of Peter Beaven’s FY2014 Transitional GMC Awards did not vest and have lapsed).

2. The on-market sale of 29,803 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)

		1	Nil	58,077

		2	AUD 19.81	29,803

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-08-31 2. 2016-09-01

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Geoff Healy

2	Reason for the notification

a)	Position/status	PDMR (Chief External Affairs Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 42,875 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2014 Short Term Incentive Plan and 5,469 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

2. The on-market sale of 24,808 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	48,344
		2	AUD 19.81	24,808

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-08-31 2. 2016-09-01

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	1. BHP Billiton Plc ordinary shares ISIN: GB0000566504 2. BHP Billiton Limited ordinary shares ISIN: AU000000BHP4 3. BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 15,719 ordinary shares in BHP Billiton Plc following the vesting of tranche two of the FY2013 Transitional GMC Awards. (Note that 5,814 of Mike Henry’s FY2013 Transitional GMC Awards did not vest and have lapsed).

2. The acquisition of 47,575 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2014 Short Term Incentive Plan and 6,068 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments.

3. The on-market sale of 26,404 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 2.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	15,719
		2	Nil	53,643
		3	AUD 19.81	26,404

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-08-31 2. 2016-08-31 3. 2016-09-01

f)	Place of the transaction	1. Outside a trading venue 2. Outside a trading venue 3. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Danny Malchuk

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Minerals Americas)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	1. BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 37,393 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2014 Short Term Incentive Plan, 4,769 ordinary shares in BHP Billiton Limited in accordance with the Group’s policy on Dividend Equivalent Payments and 11,520 ordinary shares in BHP Billiton Limited following the vesting of tranche one of the FY2014 Transitional GMC Awards. (Note that 5,175 of Danny Malchuk’s FY2014 Transitional GMC Awards did not vest and have lapsed).

2. The on-market sale of 14,079 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	53,682
		2	AUD 19.81	14,079

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-08-31 2. 2016-09-01

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Steve Pastor

2	Reason for the notification

a)	Position/status	PDMR (President Operations, Petroleum)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	1. BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 19,862 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the FY2014 Management Award Plan and 11,705 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2014 Group Short Term Incentive Plan.

2. The on-market sale of 13,869 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	31,567
		2	AUD 19.81	13,869

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-08-31 2. 2016-09-01

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Athalie Williams

2	Reason for the notification

a)	Position/status	PDMR (Chief People Officer)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Billiton Plc

b)	LEI	N/A

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	1. BHP Billiton Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction

1. The acquisition of 8,101 ordinary shares in BHP Billiton Limited following the vesting of Restricted Shares under the FY2014 Management Award Plan and 7,204 ordinary shares in BHP Billiton Limited following the vesting of Deferred Shares under the FY2014 Group Short Term Incentive Plan.

2. The on-market sale of 7,855 ordinary shares in BHP Billiton Limited made in order to meet expected tax obligations arising from the transactions described in 1.

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1	Nil	15,305
		2	AUD 19.81	7,855

d)	Aggregated information - Aggregated volume - Price	N/A

e)	Date of the transaction	1. 2016-08-31 2. 2016-09-01

f)	Place of the transaction	1. Outside a trading venue 2. Australian Securities Exchange (XASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 5, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary